4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE EXPANDS INTELLECTUAL
PATENT PORTFOLIO

WINNIPEG, Manitoba – (March 29, 2005). Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce the issuance of patent No. 6,867,215 "Cardioprotective Phosphonates and Malonates", by the US Patent and Trademark Office. This new patent covers composition of matter claims for Medicure’s novel second generation anti-ischemic compounds for the treatment of cardiovascular disease.

“This patent is an important addition to our global intellectual property portfolio, and further demonstrates the strength of Medicure's medicinal chemistry capabilities,” said Albert D. Friesen, PhD, Medicure's President and CEO. “Although our focus remains on our two lead products, MC-1 and MC-4232, it is important for long term shareholder value that we continue to expand our intellectual property portfolio and product pipeline.”

This patent further protects Medicure’s intellectual property on anti-ischemic compounds. Medicure’s novel second generation anti-ischemic compounds have demonstrated in vivo and in vitro efficacy similar to Medicure’s lead product MC-1. “Our second generation anti-ischemic compounds are an integral element of our product pipeline. Product life cycle management is a vital part of building a successful biotechnology business, and the second generation anti-ischemics strengthen our commercialization opportunities in the future,” added Dr. Friesen.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:
- Cardiovascular focused pipeline: a global market of over US $70 billion
- Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
- Two positive Phase II trials completed
- Unique products addressing major markets not adequately served by existing drugs
- Second combination product, MC-4262 is entering development stage
- Dual action anti-thrombotic, MC-45308, in preclinical testing

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer Chief Financial Officer	Hogan Mullally Manager of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com